Exhibit 99.1

FOR IMMEDIATE RELEASE

First Foundation Inc. Comments on Actions by Driver Management

No Stockholder Action Required at this Time

DALLAS, TX – February 2, 2023 – First Foundation Inc. (NASDAQ: FFWM) (“First Foundation” or the “Company”), a financial services company with two wholly-owned operating subsidiaries, First Foundation Advisors and First Foundation Bank, today issued the following statement with respect to actions taken by Driver Opportunity Partners I LP, an affiliate of Driver Management Company LLC (together, “Driver”), as well as Driver’s purported intent to nominate two director candidates to stand for election to the First Foundation Board of Directors (the “Board”) at the Company’s 2023 Annual Meeting of Stockholders (the “2023 Annual Meeting”):

First Foundation is committed to acting in the best interests of all its stockholders and the communities and clients that we serve. It is not our practice to comment publicly on specific engagements with stockholders. However, given Driver’s refusal to engage in a constructive manner, and repeated efforts to misrepresent First Foundation’s concerted efforts of engagement, we are compelled to make the following observations about Driver’s self-serving campaign against the Company:

•	Driver is running what we view as an opportunistic campaign while First Foundation is in the midst of a management transition and internal reorganization to optimize our workforce, identify the right talent for critical positions and realign First Foundation to best execute on behalf of our clients and stockholders.
•	Members of management have responded to and attempted to meet with Driver to better understand its perspectives and to avoid a costly and distracting public campaign. During our first and only meeting, which Driver ended after less than a minute, Driver did not share any of its perspectives about the Company.
•	Driver has shown no interest in constructive engagement with the Company and appears to be focused only on publicly disseminating misinformation and defamatory attacks to help promote its social media profile, gain notoriety in the media, and advance its other investment objectives.

First Foundation’s review of the validity of Driver’s purported intent to nominate directors at the Company’s 2023 Annual Meeting remains ongoing in accordance with the Company’s established procedures. First Foundation is open to interviewing Driver’s purported nominees as part of our established governance process to understand what they would be able to contribute to the Board and the Company.

While it is unfortunate that Driver continues to act in a manner that we believe is harmful to the best interests of First Foundation and its stockholders, the Board and management team remain focused on delivering value for stockholders. Despite a challenging macroeconomic cycle, we are continuing to execute on our strategy through which we achieved strong results over the last ten years1.

1 Financial data growth based on year end 2012 versus year end 2022; Growth calculated using CAGR; KRX Bank Index = NASDAQ Regional Bank Index (KRX).

During that timeframe, on a compounded annual growth rate we have achieved:

•	Total loan growth of 30.7%, growing from $735.3 million to $10,692.5 million, compared to the KRX Bank Index median of 12.1%;
•	Total assets growth of 31.7%, from $830.5 million to $13,014 million, compared to the KRX Bank Index median peers of 11.2%;
•	Net income growth of 34.3% to $110.5 million, versus the KRX Bank Index median of 13.3%;
•	Earnings per share growth of 16.7%, growing from $0.42 to $1.96, compared to the KRX Bank Index median of 8.5%;
•	Operating revenue growth of 23.7%, an increase from $44.3 million to $372.1 million, compared to the KRX Bank Index median of 9.6%;
•	Total tangible common equity growth of 28.7%, from $73.2 million to $912.5 million, compared to the KRX Bank Index median of 8.2%;
•	Tangible book value per share growth of 12.5%, growing from $4.97 to $16.20, compared to the KRX Bank Index median of 4.1%; and
•	Dividend per share growth of approximately 30.1%, growing from $0.20 to $0.44, compared to the KRX Bank Index median of 5.6%[2].

The Company looks forward to maintaining a constructive dialogue with all stockholders over the coming months.

Stockholders are not required to take any action at this time with respect to Driver’s purported efforts to nominate directors at the 2023 Annual Meeting. First Foundation will present the Board’s recommendation with respect to the election of directors in the Company’s proxy statement, which will be filed with the Securities and Exchange Commission.

About First Foundation

First Foundation Inc. (NASDAQ: FFWM) and its subsidiaries offer personal banking, business banking, and private wealth management services, including investment, trust, insurance, and philanthropy services. This comprehensive platform of financial services is designed to help clients at any stage in their financial journey. The broad range of financial products and services offered by First Foundation are more consistent with those offered by larger financial institutions, while its high level of personalized service, accessibility, and responsiveness to clients is more aligned with community banks and boutique wealth management firms. This combination of an integrated platform of comprehensive financial products and personalized service differentiates First Foundation from many of its competitors and has contributed to the growth of its client base and business. Learn more at firstfoundationinc.com or connect with us on LinkedIn and Twitter.

2 First Foundation and KRX dividend CAGR based on year end 2019 (3 years), when First Foundation began distributing dividends.

Important Additional Information

The Company, its directors and certain of its executive officers are participants in the solicitation of proxies from the Company’s stockholders in connection with its upcoming 2023 Annual Meeting. The Company intends to file a definitive proxy statement and a BLUE universal proxy card with the SEC in connection with any such solicitation of proxies from the Company’s stockholders. STOCKHOLDERS OF THE COMPANY ARE STRONGLY ENCOURAGED TO READ SUCH PROXY STATEMENT, ACCOMPANYING BLUE UNIVERSAL PROXY CARD AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. The Company’s definitive proxy statement for the 2022 Annual Meeting of Stockholders contains information regarding the direct and indirect interests, by security holdings or otherwise, of the Company’s directors and executive officers in the Company’s securities. Information regarding subsequent changes to their holdings of the Company’s securities can be found in the SEC filings on Forms 3, 4 and 5, which are available on the Company’s website at www.ff-inc.com or through the SEC’s website at www.sec.gov. Information can also be found in the Company’s other SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2022 (when it becomes available). Updated information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement and other materials to be filed with the SEC in connection with the 2023 Annual Meeting. Stockholders will be able to obtain the definitive proxy statement, any amendments or supplements to the proxy statement and other documents filed by the Company with the SEC at no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge on the Company’s website at www.ff-inc.com.

Investor and Media Contact:

Shannon Wherry

Director of Corporate Communications

swherry@ff-inc.com

(469) 638-9642